UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30526 / May 21, 2013

_____

In the Matter of	:
	:
CORPORATE CAPITAL TRUST, INC.	:
CNL FUND ADVISORS COMPANY	:
	:
450 S. Orange Avenue	:
Orlando, FL 32801	:
	:
KOHLBERG KRAVIS ROBERTS & CO. L.P.	:
KKR ASSET MANAGEMENT LLC	:
KKR ASSET MANAGEMENT LTD.	:
KKR CS ADVISORS I LLC	:
KKR FI ADVISORS LLC	:
KKR FI ADVISORS IV LLC	:
KKR FI ADVISORS CAYMAN LTD.	:
KKR FINANCIAL ADVISORS LLC	:
KKR FINANCIAL ADVISORS II LLC	:
KKR MEZZANINE I ADVISORS LLC	:
KKR CAPITAL MARKETS HOLDINGS L.P.	:
KKR CAPITAL MARKETS LLC	:
KKR CAPITAL MARKETS LIMITED	:
KKR CAPITAL MARKETS ASIA LIMITED	:
KKR CORPORATE LENDING LLC	:
KKR CORPORATE LENDING (CAYMAN) LIMITED	:
KKR CORPORATE LENDING (UK) LLC	:
KKR DEBT INVESTORS II (2006) IRELAND LP	:
KKR DI 2006 LP	:
KKR CS III LIMITED	:
KKR ASSOCIATES CS III L.P.	:
8 CAPITAL PARTNERS L.P.	:
KKR FINANCIAL CLO 2005-1, LTD.	:
KKR FINANCIAL CLO 2005-2, LTD.	:
KKR FINANCIAL CLO 2006-1, LTD.	:
KKR FINANCIAL CLO 2007-1, LTD.	:
KKR FINANCIAL CLO 2007-A, LTD.	:
KKR FINANCIAL CLO 2009-1, LTD.	:
KKR FINANCIAL HOLDINGS, INC.	:
KKR FINANCIAL HOLDINGS, LTD.	:
KKR FINANCIAL HOLDINGS LLC	:

KKR FINANCIAL HOLDINGS II, LLC   :
KKR FINANCIAL HOLDINGS III, LLC   :
KKR FINANCIAL HOLDINGS IV, LLC   :
KKR CORPORATE CREDIT PARTNERS L.P.   :
KKR MEZZANINE GP LLC   :
KKR ASSOCIATES MEZZANINE I L.P.   :
KKR MEZZANINE PARTNERS I L.P.   :
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.   :
KKR TRS HOLDINGS, LTD.   :
KKR CS II LIMITED   :
KKR ASSOCIATES CS II L.P.   :
KKR-KEATS CAPITAL PARTNERS L.P.   :
KKR CS I LIMITED   :
KKR ASSOCIATES CS I L.P.   :
KKR-MILTON CAPITAL PARTNERS L.P.   :
KKR-MILTON CO-INVESTMENTS L.P.   :
                                                                       :
                                                                       :
555 California Street, 50th Floor   :
San Francisco, CA 94104   :
                                                                       :
(812-13844)   :
                                                                       :

ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

The above-captioned persons filed an application on November 15, 2010, and amendments to the application on May 13, 2011, October 21, 2011, April 6, 2012, July 17, 2012, November 16, 2012, March 28, 2013, and May 13, 2013, requesting an order under sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act. The order would permit a business development company ("BDC") to co-invest with certain affiliated investment funds and accounts in portfolio companies.

On April 25, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30494). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Corporate Capital Trust, Inc., et al. (File No. 812-13844) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary